Nixon Peabody llp

100 Summer Street

Boston, Massachusetts 02110-2131

(617) 345-1000

William E. Kelly

Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899

E-Mail: wkelly@nixonpeabody.com

January 18, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	ThermoEnergy Corporation

Registration Statement on Form S-1

Filed December 14, 2012, as amended

File No. 333-185487

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Act of 1933, Amendment No. 2 to the above-referenced Registration Statement (as so amended, the “Registration Statement”). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from Amendment No. 1 to the Registration Statement filed on December 20, 2012.

Amendment No. 2 to the Registration Statement contains changes in response to the comments made in a letter to Cary G. Bullock, the former Chairman and Chief Executive Officer of the Company, dated January 10, 2013 from Jay Ingram, Legal Branch Chief (the “Comment Letter”). The responses of the Company to the Staff’s comments are set forth below and are keyed to the sequential numbering of the comments contained in the Comment Letter.

Executive Officer and Director Compensation, page 42

1.	Please include the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012. Please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

On page 38 and pages 42 through 46, disclosure of Executive Officer and Director Compensation for the fiscal year ended December 31, 2012 has been added and parallel disclosure for the fiscal year ended December 31, 2010 has been removed.

Selling Stockholders, page 47

2.	For a selling stockholder that is a legal entity, please identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholder. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

The natural persons who exercise voting and investment control for the shares of common stock held by each selling stockholder that is a legal entity have been identified by footnotes to the table of selling stockholders on page 48.

3.	Please confirm that none of the selling stockholders other than Dawson James Securities, Inc. is a broker-dealer or an affiliate of a broker-dealer.

Only one selling stockholder other than Dawson James Securities, Inc. is an affiliate of a registered broker-dealer. In Amendment No. 1 to the Registration Statement (filed on December 20, 2012) disclosure was added on page 57 to indicate that Timothy J. Owen, the trustee of the Owen Family Trust, one of the selling stockholders, is an associated person of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer.

4.	Please note that if any stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder cannot provide these representations, the prospectus should state that the selling stockholder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Disclosure has been added on page 57 to indicate that the shares of Common Stock being registered for resale by the Owen Family Trust, the only selling stockholder other than Dawson James Securities, Inc. that is an associated person of a registered broker-dealer, were purchased by it in the ordinary course of business and that, at the time of such purchase, the selling stockholder had no agreements or understandings with any persons to distribute such securities.

Amendment No. 2 to the Registration Statement also includes disclosures regarding the appointment of James F. Wood as President, Chief Executive Officer and Chairman of the Board of Directors of the Company on January 2, 2013, updates information regarding the market price of the Company’s Common Stock and shares of the Company’s Common Stock held by certain selling stockholders, and provides further disclosure regarding sources of the Company’s operating capital.

We trust that the Staff will find that Amendment No. 2 to the Registration Statement satisfactorily addresses the comments set forth in the Comment Letter.

Sincerely,

/s/ William E. Kelly

William E. Kelly